

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



03016644

No Act
P.E. 1-15-03

March 5, 2003

Kathleen M. Gibson
Vice President and Corporate Secretary
The Prudential Insurance Company of America
751 Broad Street, 21st Floor
Newark, NJ 07102-3777

Act 1934
Section
Rule 14A-8
Public Availability 3/5/2003

Re: Prudential Financial, Inc.
Incoming letter dated January 15, 2003

Dear Ms. Gibson:

This is in response to your letter dated January 15, 2003 concerning the shareholder proposal submitted to Prudential Financial by Daniel A. Ziemski. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Daniel A. Ziemski
3744 1st St. S.E. Apt. 3
Washington, DC 20032-2320


Prudential Financial

Kathleen M. Gibson
Vice President and Corporate Secretary

The Prudential Insurance Company of America
751 Broad Street, 21st Floor, Newark NJ 07102-3777
Tel 973 802-7770 Fax 973 802-8287
kathleen.gibson@prudential.com

January 15, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Chief Counsel, Division of Corporation Finance

Re: Prudential Financial, Inc. –
Rule 14a-8 Shareholder Proposal
by Daniel Ziemski

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby request your concurrence that Prudential Financial, Inc. (the "Company") may exclude from its proxy statement (the "Proxy Statement") for its 2003 annual meeting of shareholders the shareholder proposal (the "Proposal") and the statement supporting the proposal (the "Supporting Statement") submitted to the Company by Daniel Ziemski (the "Proponent"). The Proponent submitted a shareholder proposal, dated December 15, 2002 (attached hereto as Exhibit A), requesting that the Company's Board of Directors establish a Dividend Reinvestment Plan.

Five additional copies of this letter, including the Proposal and Supporting Statement are enclosed herewith in accordance with Rule 14a-8(j). The Company does not expect to file its definitive proxy statement before April 10, 2003.

Analysis

The Company believes that the Proposal is excludable from its Proxy Statement pursuant to Rule 14a-8(i)(7) of the Exchange Act. Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials "[i]f the proposal deals with a matter relating to the company's ordinary business operations." The Securities and Exchange Commission (the "Commission") has stated that the purpose of Rule 14a-8(i)(7) is to confine the resolution of ordinary business problems to management and the issuer's board of directors. See Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 34-40,018, [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 86,018, at 80,539 (May 21, 1998) (the "Release"). The Release outlined two central considerations on which this policy for exclusion rests: (i) the subject matter of the proposal and (ii) the degree to which the proposal seeks to "micro-manage" the company. Id. at 80,539-40. I believe that the Proposal meets both of these considerations.

The Proposal deals with the adoption of a dividend reinvestment plan. Whether to adopt a dividend reinvestment plan is a complex question that involves considering issues of the manner in which the Company wishes to issue common stock and raise capital, cost (especially in light of the Company's 3.6 million shareholders), operation and implementation, as well as legal and accounting issues. "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Id. The consideration of these factors is a management function that cannot be subject to shareholder oversight.

The Proposal also meets the second prong of the Rule 14a-8(i)(7) test: The proposal seeks to micro-manage the Company's relations with its shareholders. Whether and how to adopt and manage a dividend reinvestment plan is a decision that should be made by management. Dividend reinvestment plans vary in structure and operation; one-size does not fit all. The appropriate plan, if any, for the Company is simply not the type of decision the Company's 3.6 million shareholders are capable of making as a group.

Consistent with the foregoing analysis, the staff of the Commission (the "Staff") has consistently held that proposals to establish dividend reinvestment plans are matters relating to the ordinary business of a corporation and, as such, may be omitted under Rule 14a-8(i)(7). See, e.g., *CoBiz, Inc.* (March 25, 2002); *Southwest Airlines Co.* (March 21, 2002); *Colorado Business Bankshares, Inc.* (March 20, 2001); and *Citigroup Inc.* (February 7, 2001).

Based on the foregoing, I respectfully request the Staff to concur in my view that the Proposal may be omitted from the Proxy Statement as relating to the Company's ordinary business operations under Rule 14a-8(i)(7).

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter, of its intention to omit the Proposal and Supporting Statement from the Proxy Statement.

If the Staff disagrees with my conclusion regarding the exclusion of the Proposal and Supporting Statement, or if additional information is desired in support of the Company's position, I would appreciate an opportunity to speak with you by telephone prior to the issuance of a written response. If you have any questions regarding this request, or need any additional information, please call me at (973) 802-7770 or contact me via e-mail at kathleen.gibson@prudential.com.

Very truly yours,

Kathleen Gibson

Kathleen Gibson

(Attachments)

cc: Robert Reeder
(Sullivan & Cromwell)
Daniel Ziemski

Annex A

15 December 02

Secretary
Prudential Financial Inc.
751 Broad St
Newark, N.J. 07102

K.M. GIBSON
DEC 23 2002
RECEIVED

It is proposed that during the 2003 Annual meeting of shareholders, that Prudential Financial consider offering Dividend Reinvestment Plan to their stockholders

Acknowledgment of the above, would be appreciated

Very truly yours
Daniel A Ziemski

Mr. Daniel A. Ziemski
3744 1st St. SE Apt. 3
Washington, DC 20032-2320

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 5, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Prudential Financial, Inc.
Incoming letter dated January 15, 2003

The proposal recommends that Prudential Financial consider offering a dividend reinvestment plan to shareholders.

There appears to be some basis for your view that Prudential Financial may exclude the proposal under rule 14a-8(i)(7), as relating to ordinary business operations (i.e., the establishment of a dividend reinvestment plan). Accordingly, the Division will not recommend enforcement action to the Commission if Prudential Financial omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Jennifer Bowes
Attorney-Advisor